UBIC, INC.

MEISAN TAKAHAMA BUILDING

2-12-23, KOUNAN

MINATO-KU, TOKYO 108-0075

JAPAN

T: +81 (0) 3-5463-6344

May 10, 2013

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4561

Attn:       Mr. Mark P. Shuman

Re:	UBIC, Inc.
Registration Statement on Form F-1
File No. 333-184691

Dear Mr. Shuman:

UBIC, Inc., a Japanese corporation (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on May 13, 2013, or as soon as practicable thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time, pursuant to Rule 461 under the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page immediately follows]

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Jack I. Kantrowitz, Esq. of DLA Piper LLP (US) at (212) 335-4845.

UBIC, INC.

By:	/s/ Seitaro Ishii
Seitaro Ishii
Chief Financial Officer